SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                          SCHEDULE 13D

              Under the Securities Exchange Act of 1934


                 SHELLS SEAFOOD RESTAURANTS, INC.
                       (Name of Issuer)

              Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                           822809 109
                        (CUSIP Number)

                    Banyon Investment, LLC
                    c/o Philip R. Chapman
                    645 Madison Avenue, 14th Floor
                    New York, New York 10022

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      February 11, 2002*
* This filing presently is not required. The beneficial ownership reported herein is in the form of a warrant which will become exercisable on January 31, 2003.

        (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                    (Continued on following pages)
                        (Page 1 of 11 pages)


                           SCHEDULE 13D

                       CUSIP No. 82209 10 9

1.  NAMES OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF ABOVE
    (ENTITIES ONLY)
    (a)   Banyon Investment, LLC
          IRS ID #01-0588981

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) x
                                                       (b)
3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    (a)   PF - personal funds of members of Banyon Investment, LLC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    (a)   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
    7.    SOLE VOTING POWER
          (a)  4,454,015 (Note 1)

    8.    SHARED VOTING POWER
          (a)  -0-

    9.    SOLE DISPOSITIVE POWER
          (a)  4,454,015 (Note 1)

    10.   SHARED DISPOSITIVE POWER
          (a)  -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    (a)   4,454,015 (Note 1)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    (a)   33_% (Note 2)


14. TYPE OF REPORTING PERSON
    (a)   00




    Note 1 - Consists of shares of the Company's Common Stock issuable upon the exercise of a warrant which will become exercisable on January 31,2003.

    Note 2 - Assumes exercise in full of the warrant referenced in Note 1 and the exercise in full by an unrelated third party of a corresponding warrant to purchase 4,454,015 shares of Common Stock which also becomes exercisable on January 31, 2003.


                          SCHEDULE 13D

                       CUSIP No. 82209 10 9

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
     Catherine Adler
     Co-Managing Member of Banyon Investment, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  x
                                                        (b)  o

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     (a)  PF - personal funds of members of Banyon Investment, LLC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
     7.   SOLE VOTING POWER
          (a) 4,454,015 (Note 1)

     8.   SHARED VOTING POWER
          (a) -0-

     9.   SOLE DISPOSITIVE POWER
          (a) 4,454,015 (Note 1)

     10.  SHARED DISPOSITIVE POWER
          (a) -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (a)  4,454,015 (Note 1)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   x
     (Note 2)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (a)  33_%  (Note 3)

14.  TYPE OF REPORTING PERSON
     (a)  IN

     Note 1 - Consists of shares of Common Stock issuable upon the exercis of a warrant which will become exercisable on January 31, 2003.

     Note 2 - Excludes shares of Common Stock owned by Frederick R. Adler, spouse of Catherine Adler.

     Note 3 - Assumes exercise in full of the warrant referenced in Note 1 and the exercise in full by an unrelated third party of a corresponding warrant to purchase 4,454,015 shares of Common Stock which also becomes exercisable on January 31, 2003.


                            SCHEDULE 13D

                         CUSIP No. 82209 10 9


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
     Philip R. Chapman
     Co-Managing Member of Banyon Investment, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  x
                                                        (b)  o

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     (a)  PF - personal funds of members of Banyon Investment, LLC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.   SOLE VOTING POWER
          (a) 4,499,347 (Note 1)

     8.   SHARED VOTING POWER
          (a) -0-

     9.   SOLE DISPOSITIVE POWER
          (a) 4,499,347 (Note 1)

     10.  SHARED DISPOSITIVE POWER
          (a) -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     (a) 4,499,347 (Note 1)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 x
     (Note 2)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (a) 33_% (Note 3)

14.  TYPE OF REPORTING PERSON
     (a) IN

     Note 1 - Consists of shares of Common Stock issuable upon the exercise of a warrant owned by Banyon Investment, LLC which will become exercisable on January 31, 2003. Also consists of 30,000 shares of Common Stock and presently exercisable options to purchase an additional 15,332 shares of Common Stock owned by Philip R. Chapman.

     Note 2 - Excludes 164,784 shares of Common Stock owned by Longview Partners, L.P., a limited partnership of which Susan Chapman, wife of Philip Chapman, is general partner.

     Note 3 - Assumes exercise in full of the warrant referenced in Note 1 and the exercise in full by an unrelated third party of a corresponding warrant to purchase 4,454,015 shares of Common Stock which also becomes exercisable on January 31, 2003.

This Schedule 13D is being filed by Banyon Investment, LLC, Philip R. Chapman and Catherine Adler (collectively, the "Reporting Persons") to reflect the Reporting Persons' acquisition of beneficial ownership of 4,454,015 shares of the Company's Common Stock issuable upon the exercise of a warrant which will become exercisable on January 31, 2003.

Item 1.   SECURITY AND ISSUER.
          Common Stock, $.01 par value per share of Shells Seafood Restaurants, Inc.
          16313 N. Dale Mabry Highway
          Suite 100
          Tampa, Florida 33618

Item 2.   IDENTITY AND BACKGROUND.

          Banyon Investment, LLC

          (a)  Banyon Investment, LLC

          (b)  c/o Philip Chapman
               645 Madison Avenue, 14th Floor
               New York, New York 10022

          Catherine Adler

          (a)  Catherine Adler

          (b)  1520 South Ocean Blvd.
               Palm Beach, Florida 33480

          Philip R. Chapman

          (a)  Philip R. Chapman

          (b)  645 Madison Avenue, 14th Floor
               New York, New York 10022

          (c) Philip Chapman, Co-Managing Member of Banyon Investment, LLC, is employed by the venture capital firm of Adler & Co. and Catherine Adler, Co-Managing Member of Banyon Investment, LLC, is a private investor.

          (d) During the last five years neither Philip Chapman nor Catherine Adler has been convicted in a criminal pro (excluding traffic violations or similar misdemeanors).

          (e) During the last five years neither Philip Chapman nor Catherine Adler has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               PF - personal funds of members of Banyon Investment, LLC

Item 4.  PURPOSE OF TRANSACTION.
               In connection with a private financing transaction, the Company issued to Banyon Investment, LLC a $1,000,000 promissory note and a warrant to purchase 4,454,015 shares of Common Stock.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         (a) Banyon Investment, LLC holds a warrant to purchase 4,454,015 shares of the Company's Common Stock which will become exercisable on January 31, 2003.

         (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

         (c) Other than the warrant acquisition being reported hereby, no transactions in the Common Stock were effected by Banyon Investment, LLC, Philip R. Chapman or Catherine Adler during the past 60 days.

         (d)   Not applicable.

         (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Philip R. Chapman serves as Chairman of the Company's Board of Directors. Catherine Adler is the spouse of Frederick R. Adler, greater than 10% owner of the Company's Common Stock.

         Pursuant to an Investor Rights Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., Shells Investment Partners, L.L.C., Banyon Investment, LLC and the shareholders listed on Schedule I thereto, the composition of the Company's Board of Directors is fixed at 7 members. Banyon Investment, LLC and Shells Investment Partners, L.L.C. each have the right to nominate 3 persons for election to the Board. The parties to the Investor Rights Agreement have agreed to vote their shares to cause such nominees to be elected. Philip R. Chapman is one of the three persons initially being nominated by Banyon Investment, LLC for election as a director of the Company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         Investor Rights Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., Shells Investment Partners L.L.C., Banyon Investment, LLC and the shareholders listed on
         Schedule I thereto.


                         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 /s/ Philip R. Chapman
                                 Philip R. Chapman
                                 Co-Managing Member

Date:    April 9, 2002


                         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 /s/ Catherine Adler
                                 Catherine Adler
                                 Co-Managing Member

Date:    April 9, 2002